Exhibit 99.1

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Q3 and 9M FY16 Financial Results

Q3 Revenues at 39.7 billion (YoY growth of 3%) Q3 EBITDA at 10.1 billion (25.5% of the revenues)	9M Revenues at 117.1 billion (YoY growth of 7%) 9M EBITDA at 31.4 billion (26.8% of the revenues)

Hyderabad, India, February 9, 2016: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY | BSE: 500124 | NSE: DRREDDY) today announced its consolidated financial results for the quarter ended December 31, 2015 under International Financial Reporting Standards (IFRS).

Q3 FY16: Key Highlights

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Consolidated revenues at 39.7 billion, year-on-year growth of 3%. Growth is driven by healthy performance in NAG, Europe and India; partially offset by Emerging markets, which were impacted by unfavorable macro-economic conditions.

•	Gross Profit Margin at 59.5%, improved by ~130 bps over last year

•	Research & Development (R&D) spend at 4.1 billion. Continued focus on building complex generics and differentiated products pipeline.

•	Selling, general & administrative (SG&A) expenses at 12.0 billion

•	EBITDA at 10.1 billion, 25.5% of revenues.

•	Profit after tax at 5.8 billion. Diluted EPS at 33.9

9M FY16: Key Highlights

•	Consolidated revenues at 117.1 billion, year-on-year growth of 7%

•	Gross Profit Margin at 60.6%, improved by ~200 bps over last year

•	Research & Development (R&D) spend at 13.0 billion. Continued focus on building complex generics and differentiated products pipeline.

•	Selling, general & administrative (SG&A) expenses at 34.1 billion

•	EBITDA at 31.4 billion, 26.8% of revenues

•	Profit after tax at 19.3 billion. Diluted EPS at 112.6

Commenting on the company’s third quarter results, Co-chairman and CEO, G V Prasad said “Despite multiple challenges we have had a satisfactory quarter in terms of our financial performance. All of our key markets continue to perform well and show healthy growth. However, our performance has been impacted due to adverse macro-economic conditions across key emerging market territories. The two approvals and one tentative approval of our NDAs in the very first review cycle has been a positive development and lays the foundation for building a strong and sustainable proprietary products business. Enhancing our quality management practices and meeting the US FDA expectations continues to be our highest priority.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = 66.19

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q3 FY 16			Q3 FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%

Revenues	599	39,679	100.0	581	38,431	100.0	3
Cost of revenues	243	16,089	40.5	243	16,079	41.8	0

Gross profit	356	23,590	59.5	338	22,352	58.2	6

Operating Expenses
Selling, general & administrative expenses	182	12,039	30.3	168	11,151	29.0	8
Research and development expenses	62	4,095	10.3	65	4,316	11.2	(5)
Other operating expense / (income)	(2)	(122)	(0.3)	(5)	(341)	(0.9)	(64)

Results from operating activities	114	7,578	19.1	109	7,226	18.8	5

Finance expense / (income), net	1	62	0.2	(15)	(1,013)	(2.6)	NA
Share of profit of equity accounted investees, net of income tax	(1)	(64)	(0.2)	(1)	(47)	(0.1)	38

Profit before income tax	115	7,580	19.1	125	8,286	21.6	(9)

Income tax expense	27	1,788	4.5	38	2,541	6.6	(30)

Profit for the period	88	5,792	14.6	87	5,745	15.0	1

Diluted EPS	0.51	33.86		0.51	33.61		1

EBITDA Computation

Particulars	Q3 FY 16		Q3 FY 15
	($)	(Rs.)	($)	(Rs.)

Profit before tax	115	7,580	125	8,286
Interest (income) / expense net*	(4)	(236)	(5)	(347)
Depreciation	25	1,685	22	1,462
Amortization	13	892	9	579
Impairment	3	194	8	534

EBITDA	153	10,115	159	10,515

EBITDA (% to sales)		25.5		27.4

*	Includes income from investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = 66.19

Key Balance Sheet Items

Particulars	As on 31st Dec 15		As on 30th Sep 15
	($)	(Rs.)	($)	(Rs.)

Cash and cash equivalents and Other current Investments	575	38,028	514	34,050
Trade receivables	633	41,904	647	42,840
Inventories	403	26,689	410	27,147
Property, plant and equipment	797	52,736	771	51,055
Goodwill and Other Intangible assets	374	24,739	365	24,155
Loans and borrowings (current & non-current)	511	33,801	560	37,072
Trade payables	179	11,833	193	12,766
Equity	1,944	128,681	1,836	121,499

Revenue Mix by Segment

Particulars	Q3 FY 16			Q3 FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%

Global Generics	507	33,558	84	473	31,335	81	7

North America		19,417			16,462		18
Europe*		1,937			1,702		14
India		5,805			4,328		34
Emerging Markets#		6,399			8,843		(28)

PSAI	77	5,082	13	92	6,112	16	(17)

North America		1,037			894		16
Europe		1,951			2,639		(26)
India		622			948		(34)
Rest of World		1,472			1,631		(10)

Proprietary Products & Others	16	1,039	3	15	984	3	6

Total	599	39,679	100	581	38,431	100	3

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Note: Effective Q1 FY 16, there was a change in the monitoring of performance of one product from Global Generics to Proprietary Products. Consequently, revenues and related costs of this product for the previous periods have been reclassified to conform to such change.

Segmental Analysis

Global Generics

Revenues from Global Generics segment for Q3 FY16 are at 33.6 billion, year-on-year growth of 7%, primarily driven by North America, Europe and India.

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Revenues from North America for Q3 FY16 at 19.4 billion, year-on-year growth of 18%. Growth primarily on account of sustained performance of the injectable franchise and market share gains in key molecules

Four new generics filings in the US during the quarter (3 ANDAs and 1 NDA). Cumulatively, 82 generic filings are pending for approval with the USFDA (79 ANDAs and 3 NDAs under 505(b)(2) route). Of these 79 ANDAs, 52 are Para IVs out of which we believe 18 have ‘First to File’ status.

•	Revenues from Emerging Markets for Q3 FY16 at 6.4 billion, year-on-year decline of 28%.

•	Revenues from Russia at 3.1 billion, year-on-year decline of 21% primarily on account of depreciation of rouble. In constant currency revenues grew by 5% year-on-year over a high base in previous year

•	Revenues from other CIS countries and Romania market at 0.9 billion, year-on-year decline of 17%.

•	Revenues from Rest of World (RoW) territories at 2.4 billion, year-on-year decline of 38% primarily on account of calibrated sales in Venezuela.

•	Revenues from India for Q3 FY16 at 5.8 billion, year-on-year growth of 34%.

•	Continued momentum of mega brands.

•	Portfolio acquired from UCB well-integrated into our supply chain

Normalizing for contribution from the UCB portfolio, growth of the base business during the quarter is healthy and in line with expectations

•	Revenues from Europe for Q3 FY16 at 1.9 billion, year-on-year growth of 14%. Growth was primarily driven by aripiprazole and pregabalin.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at 5.1 billion, and declined by 17% year-on-year.

•	During the quarter, 21 DMFs were filed globally and 3 in the US. The cumulative number of DMF filings as of December 31, 2015 was 774.

Income Statement Highlights:

•	Gross profit margin at 59.5% and improved by ~130 bps over that of previous year. Gross profit margin for Global Generics (GG) and PSAI business segments are at 65.6% and 17.4% respectively.

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SG&A expenses at 12.0 billion, year-on-year growth of 8%. This increase is largely due to the ongoing remediation activities related to the USFDA’s observations and Warning Letter, settlement of ongoing patent litigation with Novartis on zoledronic acid and certain routine items related to manpower and other spends.

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Research & development expenses at 4.1 billion, year-on-year decline of 5%. As a % to sales R&D expenses stood at 10.3% in Q3 FY16 as compared to 11.2% in Q3 FY15. The decline is largely due to the receipt of our share of development costs and other contractual amounts from Merck Serono for biosimilars development program.

•	Net Finance expense at 62 million compared to the net finance income of 1,013 million in Q3 FY15. The incremental charge of 1,075 million is on account of:

•	Net foreign exchange gain of 339 million in the current quarter vs net foreign exchange gain of 666 million in the previous year

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Certain monetary assets and liabilities of the Venezuelan subsidiary that may not qualify for translation at the CENCOEX rate of VEF 6.3 per USD, have been translated at the SIMADI rate of VEF 198.5 per USD and the resultant charge of 637 million has been recorded as foreign exchange loss.

•	Decline in profit on sales of investments by 139 million.

•	Net increase in interest income of 29 million.

•	Profit after Tax at 5.8 billion, 14.6% of revenues, year-on-year growth of 1%.

•	Diluted earnings per share is at 33.9

•	Capital expenditure is at 3.1 billion.

Earnings Call Details (06.30 pm IST, February 9, 2016)

The Company will host an earnings call at 06.30 pm IST on February 9, 2016, to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
Secondary number:		91 22 6746 5826
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast	More details will be provided through our website,
www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.